UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

VISION HYDROGEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92837Y 101

(CUSIP Number)

Andrew Hromyk

200 Burrard Street, Suite 1615

Vancouver, BC V6C 3L6, Canada

Tel: +442039621218

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837Y 101	13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS First Finance Europe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,060,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,060,347
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,060,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based upon an aggregate of 21,048,776 shares of common stock issued and outstanding on May 31, 2022, according to information provided by the Company. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 92837Y 101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Andrew Hromyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,060,347
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,060,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,060,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon an aggregate of 21,048,776 shares of common stock issued and outstanding on May 31, 2022, according to information provided by the Company. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 92837Y 101	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Vision Hydrogen Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Item 2. Identity and Background.

This statement is filed on behalf of (1) First Finance Europe Limited, a United Kingdom company, and (2) Andrew Hromyk, a citizen of Canada. Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Hromyk is the controlling shareholder and Director of First Finance Europe Limited. The principal business address of Mr. Hromyk is 200 Burrard Street, Suite 1615, Vancouver, British Columbia, Canada V6C 3L6. The principal business address of First Finance Europe Limited is 20-22 Wenlock Road, London N1 7GU, United Kingdom.

The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 30, 2022, in connection with the closing of the Acquisition (defined below), First Finance Europe Limited was issued 1,500,000 shares of the Issuer.

Item 4. Purpose of Transaction.

On May 30, 2022, the Issuer, through its wholly owned subsidiary, Vision H2 Holdings AG (“Vision”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with First Finance Europe Limited pursuant to which First Finance Europe Limited agreed to sell its 100% interest in Evolution Terminals B.V. to Vision in exchange for $3,500,000 and 1,500,000 shares of the Issuer’s common stock (the “Acquisition”).

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

CUSIP No. 92837Y 101	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Mr. Hromyk beneficially owns 9,060,347 shares of the Issuer’s common stock, resulting from Mr. Hromyk’s pecuniary interest in First Finance Europe Limited. Based upon an aggregate of 21,048,776 shares of common stock issued and outstanding as of May 31, 2022, according to information provided by the Issuer, the shares of the Issuer’s common stock beneficially owned by Mr. Hromyk constitute approximately 43.04% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

First Finance Europe Limited beneficially owns 9,060,347 shares of the Issuer’s common stock. Based upon an aggregate of 21,048,776 shares of common stock issued and outstanding as of May 31, 2022, according to information provided by the Issuer, the shares of the Issuer’s common stock beneficially owned by First Finance Europe Limited constitute approximately 43.04% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Except as set forth in Item 3 above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of June 1, 2022, by and between Andrew Hromyk and First Finance Europe Limited.

CUSIP No. 92837Y 101	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 1, 2022

/s/ Andrew Hromyk
Andrew Hromyk

First Finance Europe Limited

/s/ Andrew Hromyk
	Name:	Andrew Hromyk
	Title:	Principal

CUSIP No. 92837Y 101	13D	Page 6 of 6 Pages

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated _____, 2022, is entered into by and between First Finance Europe Limited, a UK company, and Andrew Hromyk, an individual (collectively referred to herein as (the “Filers”). Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13D with respect to shares of common stock, $0.0001 par value per share, of Vision Hydrogen Corporation beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

June 1, 2022

First Finance Europe Limited

/s/ Andrew Hromyk
	Name:	Andrew Hromyk
	Title:	Principal

/s/ Andrew Hromyk
Andrew Hromyk